August 9, 2006

BY HAND AND BY EDGAR

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	New BlackRock, Inc.

Registration Statement on Form S-4 (File No. 333-134916)

Dear Mr. Webb:

On behalf of New BlackRock, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 (“Amendment No. 2” or the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on July 25, 2006.

The changes reflected in the Registration Statement include those made in accordance with the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 4, 2006 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter in italics each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions in our responses correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 2.

General

1.	Please disclose all material projections shared by BlackRock with Merrill Lynch.

All material financial projections shared by BlackRock with Merrill Lynch have been disclosed in the Amendment, beginning on page 55.

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

2.	It is unclear what proposal 3 is; possibly it needs to be unbundled; it certainly needs to be better defined. Additionally, please expand disclosure about proposals 3-7 to include the information required by Item 19 of Schedule 14A.

Old Proposal 3 has been unbundled into two proposals, Proposal 3 and Proposal 4. Proposal 3 seeks stockholder approval of a provision that implements the board approval requirements of the stockholder agreement with Merrill Lynch and the implementation and stockholder agreement with PNC by providing that, except as set forth in the stockholder agreements with Merrill Lynch and PNC, a majority of the board of directors constitutes a quorum and the vote of a majority of the directors present constitutes an action of the board. Proposal 4 seeks stockholder approval of a provision in the certificate of incorporation that would permit amendment or modification of the certificate of incorporation or by-laws only in accordance with the provisions of the stockholder agreement with Merrill Lynch and the implementation and stockholder agreement with PNC.

The disclosure with respect to proposals 3-8 on pages 85-86 has been expanded to state the reasons for and the general effect of the amendments to be approved in each of those proposals.

3.	Comment no 10 in our prior letter was incorrect. Please restore the language you deleted in response to it.

As discussed with Gregory Dundas of the Staff, BlackRock and MLIM agree with you that your prior comment 10 was correct.

Selected Historical Financial Information, page 11

4.	Please revise to include a “Recent Developments” section to discuss any material changes in the operating results, cash flow and liquidity of MLIM for the three and six month period ended June 30, 2006

The disclosure on page 11 has been revised in response to the Staff’s Comment.

5.	Please revise this section to include a reference to the Form 8-K filed by BlackRock on July 18, 2006 that reports the results of operations and financial reporting for the three and six months ended June 30, 2003. The “Documents Incorporated by Reference” section on page 93 should also be updated accordingly.

The financial information contained in BlackRock’s Current Report on Form 8-K dated July 18, 2006, was furnished rather than filed. As disclosed on page 98, filings made through the date of the special meeting will be incorporated by reference into the proxy statement/prospectus. This will include BlackRock’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

Other Factors, page 52

6.	Please remove the qualification “for corporate and investment banking services” in the final paragraph of this section.

We respectfully note that the phrase “for corporate and investment banking services” has been included to describe the nature of the fees that are being disclosed, and that this descriptive language (or similar language) has been used in disclosure with respect to fairness opinions rendered by Citigroup and other investment banking firms on a consistent basis for many years. BlackRock believes this encompasses all the information required under Item 1015 of Reg M-A. Accordingly, we respectfully submit that we do not believe it is appropriate to remove this language from the Amendment.

Financial Statements of Merrill Lynch Investment Managers Business

Combined Statement of Earnings, page F-3

7.	We refer to your response to comment 30 that states when looking at the profitability of your various businesses you consider all expenses incurred, including overhead and cost of shared services, which you consider integral to the operations of the business. In this regard, please include in the “Management’s Discussion and Analysis of Financial Operations” section on page 32 a discussion of how you manage and analyze your financial results, including:

•	the factors you consider in determining the prices for your various services;

•	how you determine the proper cost structure for your various businesses to support your products and services; and,

•	how you manage the overall profitability of your business.

The disclosure on page 32 has been revised in response to the Staff’s Comment.

Combined Statements of Net Assets, page F-4

8.	We refer to your response to Comment 33 in which you reconcile the total assets of MLIM to the segment information in the Form 10-K of Merrill Lynch for the period ended December 31, 2005. In this regard, please tell to us the following:

•	The nature and amounts of the intercompany assets and liabilities for $3.9 billion that were included as part of the total assets of MLIM in the financial statements.

•	The accounting basis for grossing-up these intercompany assets and liabilities in the stand-alone financial statements of MLIM.

According to paragraph 7.1 of APB Opinion No. 10, offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists. Since MLIM’s

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

intercompany assets and liabilities are across multiple legal entities, no legal right of setoff exists.

Merrill Lynch presents segment assets in compliance with SFAS 131 “Disclosures About Segments of an Enterprise and Related Information.” SFAS 131 paragraph 29 requires that “The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.” Intercompany assets and liabilities are not included in the balance sheet data that management uses in making business decisions and are therefore not included in the amounts reported in MLIM segment assets reported in Merrill Lynch’s Form 10-K. The intercompany assets and liabilities are comprised primarily of receivables and payables to/from non-MLIM affiliates of $3.6 billion and $3.7 billion, respectively. In addition, certain other intercompany assets and liabilities, primarily deferred taxes and certain deferred revenues, are presented on a gross basis for stand-alone reporting.

9.	With respect to your response to comment 34 please provide us the following information:

•	Tell us why the grossing up of the intercompany assets and liabilities for $3.9 billion in the stand-alone financial statements of MLIM did not require an adjustment to the income statement.

•	Explain to us why you state the net revenues and pre-tax earnings of the MLIM segment already include the effects of the grossed up intercompany assets and liabilities considering they were not included as part of the MLIM segment net assets in Note 3, “Segment and Geographic Information” of the financial statements of Merrill Lynch.

As explained in our response to Comment 8, for segment reporting purposes, intercompany assets and liabilities are not included in the balance sheet data management uses in making business decisions and are therefore not included in the amounts reported in MLIM segment assets reported in Merrill Lynch’s Form 10-K. However, intercompany revenues and expenses are included in each segment’s income statement data that management uses in making business decisions and are therefore included in the amounts reported in MLIM segment revenues and expenses reported in Merrill Lynch’s Form 10-K. Management views segment income statement data on a gross basis for purposes of making decisions about allocating resources to the segment and assessing its performance whereas segment balance sheet information is primarily used in allocating corporate funding costs.

Combined Statement of Changes in Net Assets, page F-5

10.

We refer to your response to Comment 35 and to your revised disclosure in Note 1 on page F-7 regarding the nature of the “Change in ML & Co. asset and liability allocations” line items that were included as an adjustment to the net assets of MLIM for each of the three years ended December 31, 2005. We note that this allocation account

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

was equal to a reduction of 28% of net earnings for 2003; an increase of 103% of net earnings for 2004 and a decrease of 50% of net earnings for 2005. Please explain to us the authoritative accounting literature that supports the presentation of this account as part of the net assets of MLIM as compared to allocating the changes of each specific ML & Co. asset and liability to the related financial statement account in MLIM. Consider in your response the following:

•	your response states the allocated revenues related to these assets and liabilities are already included in MLIM’s net revenues and pre-tax earnings;

•	you have revised the income statement of MLIM, in response to our previous comment 32, to eliminate the “Intercompany expense allocation” line item and have allocated this line item to the actual expense accounts of MLIM.

The MLIM Combined Statements of Net Assets includes allocated assets and liabilities in their appropriate line items. The “Change in ML & Co. asset and liability allocations” on the Combined Statements of Changes in Net Assets is representative of the changes in capital, such as capital contributions and dividends paid, that would have taken place if MLIM were a stand-alone entity and funded these assets and liabilities with equity. However, as described in Response 12, MLIM is a business segment, not a legal entity; therefore, management believes that this presentation is appropriate.

11.	We refer to your revised disclosure in Note 1 on page F-7 that states the majority of MLIM’s allocated revenues are related to corporate interest allocations that are based on balance sheet or capital usage. Please explain to us and discuss in the note the methodology for allocating this corporate interest based on the balance sheet and state the specific balance sheet items included in your allocation methodology.

Merrill Lynch concentrates its unsecured financing at ML & Co., which is the primary issuer of all unsecured, non-deposit financing instruments that are used primarily to fund assets in subsidiaries. The benefits of this strategy are greater control, reduced financing costs, wider name recognition by creditors, and greater flexibility to meet variable funding requirements of subsidiaries. This funding model results in many intercompany loans as ML & Co. lends funds to its subsidiaries, who in turn lend to their subsidiaries, etc. In addition, from a business segment perspective, the model results in ML & Co. Treasury acting as an internal bank. Business unit assets are presumed to be financed by Treasury, with interest expense being imputed on all funds borrowed and business unit liabilities are presumed to be loaned to Treasury, with interest income imputed on all funds loaned to Treasury. The resulting net of these two amounts for MLIM is included in net interest income on the Combined Statements of Earnings.

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

12.	Tell us the accounting basis and authoritative support for recording a “Change in ML & Co. asset and liability allocations” line item as a component of the Net Assets of MLIM considering the financial statements of MLIM are presented as a stand-alone entity which will be merged into New BlackRock. Explain to us if this allocation account will be included in the post-merger financial statements of New BlackRock and your basis for its inclusion.

These financial statements presented are for a stand-alone business segment which is being transferred to BlackRock; they do not represent a stand-alone entity. As such and as described in Note 1 – Basis of Presentation, certain allocation methodologies were used in compiling this data. Management of Merrill Lynch believes that these methodologies are reasonable and result in accurate U.S. GAAP financial statements for the MLIM segment. As a segment, MLIM has no stockholder’s equity. Merrill Lynch’s internal capital allocation model is risk-based and does not correlate to the GAAP balance sheet, therefore, the MLIM Combined Statements of Net Assets includes net assets instead of stockholder’s equity. The change in ML & Co. asset and liability allocations is representative of the changes in capital, such as capital contributions and dividends paid, that would have taken place if MLIM were a stand-alone entity funding these assets with equity. After the completion of the transactions, New-BlackRock will not use this Merrill Lynch allocation account as New BlackRock will be a recapitalized stand-alone legal entity.

Pro Forma Financial Statements, page F-32

13.	We refer to your response to Comment 46 regarding the need to provide a pro forma adjustment for the recurring retention expense of $80 million based on the valuation analysis as stated on page 48. In this regard, please provide us with the following information:

•	Explain to us why you consider the incremental retention expense will be partially offset by a reduced stock amortization expense of $45 million in 2006. Explain to us what is the authoritative basis for recording an amortization expense for stock issued and why you consider it is related to the increased retention expense to be incurred in future periods.

•	Tell us why you consider that the potential $50 million contribution to retention expense by Merrill Lynch is a reduction to retention expense in future periods considering the first bullet point on page F-37 of Note 2, “Basis of Pro Forma Presentation” states that the present value of this $50 million contribution will be recorded as a reduction to the purchase price of the MLIM business.

We expect that BlackRock will incur incremental stock compensation expense related to MLIM employees pursuant to anticipated stock awards that offset the reduced MLIM stock amortization expense of $45 million as a result of Merrill Lynch’s early vesting of pre-existing awards. Accordingly, we have made no pro forma adjustments related to these items. BlackRock’s stock awards primarily relate to deferred stock awards or deferred stock unit awards with vesting periods generally between three and five years. Pursuant to SFAS 123R, the grant-date fair value of such awards is required to be amortized to expense over the applicable vesting period.

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

The recurring retention expense for New BlackRock, assumed to be $80 million in the Citigroup report, contemplated similar deferred stock awards. As a result, we assumed no impact to the New BlackRock pro forma income statement rather than posting offsetting pro forma adjustments. We have removed the adjustment related to the potential $50 million contribution. As such, adjustment 8 to the pro forma statements of income and pro forma adjustments H and N were eliminated. Bullet point 4 to Note 2 on page F-37 has been revised to reflect the fact that no pro forma adjustments have been made to the pro forma financial statements to reflect the potential $50 million payment but discussion of the potential for the payment has been retained therein. Adjustment 6 to the pro forma statements of income, the pro forma historical financial information on page 12 and Note 3 to the pro forma financial statements have also been revised to be consistent with the above changes.

14.	We refer to your response to comment 47 regarding the cash contribution of $125 million by Merrill Lynch contemplated by the transaction agreement. Please revise Note 2, “Pro Forma Basis of Presentation” on page F-35 to describe the conditions under which Merrill Lynch may be required to make this contribution and include a statement as to why no adjustments were made to the pro forma financial statements based on your probability assessment that the contractual conditions for making this contribution will not be met.

Note 2 to the pro forma financial statements has been revised (see final bullet point on page F-38) to describe the conditions under which Merrill Lynch may be required to make the $125 million cash contribution and to include a statement as to why no adjustments were made to the pro forma financial statements.

15.	Tell us the accounting basis for stating in your response letter that the historical income statement of MLIM already includes interest income allocated to MLIM by Merrill Lynch for the use of the cash related to the $125 million contribution considering you state in your response letter that this additional contribution is expected.

As stated in our previous response, section 5.16 of the transaction agreement provides for a capital contribution by Merrill Lynch to ensure that a minimum operating capital requirement is met. The Citigroup report on page 46 assumes $125 million of operating cash. Our response with regard to the interest income was in reference to the assumption in the Citigroup report on page 48, referring to the pro forma assumption that the $125 million operating capital balance earns interest at a rate of 3.0%. Our response was meant to clarify that since MLIM is expected to meet the minimum cash assumption, the pro forma financial statements assumed that no further contribution from Merrill Lynch was required and, therefore, no pro forma adjustment was necessary for the related interest income.

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

Notes to Pro Forma Condensed Combined Financial Statements, page F-36

Note 1, “Pending Transaction”, page F-35

16.	We understand from counsel that you will be submitting a revised response to our previous comment 48. When we review that response we may have further comments.

A revised response to previous comment 48 was provided in a letter dated August 7, 2006. Mr. Walker has indicated to us that the response was acceptable to the Staff.

17.	Please tell us and state in this section, as requested previously, if the merger transaction will result in the loss of any tax attributes of the combining companies.

With the exception of the Mercury goodwill, no material MLIM deferred tax assets or liabilities will transfer to New BlackRock. It is not expected that any other material tax attributes of MLIM, BlackRock or any of their subsidiaries will be lost. Note 1 has been revised to include a statement to that effect.

18.	We refer to your response to comment 55 regarding the reclassification of deferred commissions in pro forma adjustment B on page 33 totaling $100 million. Although the pro forma reclassification entry has no effect on MLIM’s income statement we note that deferred commissions balance are material to income before income taxes and minority interest of $586 million. In this regard, as requested previously, please revise the historical financial statements of MLIM as follows:

•	Describe in Note 1, “Summary of Significant Accounting Policies” on page F-10 the accounting polices regarding the initial recording of deferred commissions and their subsequent recognition in the income statement.

•	Disclose in MD&A the effects of recording the reversal of deferred commissions on the future operating results of the Company.

MLIM is required to pay brokers an upfront fee for the sale of mutual funds in the amount of 4% for B shares and 1% for C shares. MLIM defers this charge to the Combined Statements of Net Assets and amortizes the cost over the required holding period of six years for “B” shares and one year for “C” shares. This cost is recouped by MLIM, the financing agent, through distribution fees charged to the funds annually as well as any contingent deferred sales charges (“CDSC”) paid by clients who redeem their shares prior to the expiration of the required holding period. When a client redeems prior to the expiration of the holding period, the outstanding deferred asset is charged to expense immediately (as a CDSC is received from the client).

The net earnings to MLIM for financing the upfront commission to the broker for the sale of B and C shares was $28 million, $28 million, and $19 million in 2005, 2004, and 2003, respectively. The 2005 amount represents $66 million of distribution fees recorded in commission revenue, offset by $38 million of amortization of the deferred charge recorded in Brokerage, clearing and exchange fees. In 2004 these amounts were

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

$83 million and $55 million, respectively. In 2003 these amounts were $95 million and $76 million, respectively. The impact of the amortization of the deferred commissions is not expected to be material to future operating results of New BlackRock, therefore, management believes no additional MD&A disclosure is required.

Operating results for the year ended December 31 2005 as compared with the year ended December 31, 2004, page 37

19.	We refer to your response to comment 79 regarding your elimination of discussions of operating income and operating margin in MD&A of your Form 10-K for the year ended 2005 which states it was not included primarily because it provides readers with no useful information not already presented in MD&A. In this regard, please tell us and discuss in MD&A the specific changes in management’s policies in 2005 for evaluating the Company’s operations which resulted in the lack of usefulness of operating income and operating margin. Consider in your response the following:

•	The operating income for the last five years is disclosed in the “Selected GAAP Financial Results” table in the “Overview” section on page 3.

•	The reconciliation of Operating Income and Operating Margin from a GAAP basis to a non-GAAP basis are included in the “Overview” section of MD&A on page 28 in which you state they are effective indicators of management’s ability to employ BlackRock’s resources.

The Company will provide an analysis of operating income and operating margin in the MD&A in future filings as per the Staff’s original comment 79.

Consolidated Statements of Income, page F-8

20.	We refer to your response to comment 82 in which you state that management does not aggregate cost by product and you believe your reporting is consistent with management’s decision making process. In this regard, please tell us and provide proposed disclosure to be included in the “Management’s Discussion and Analysis of Financial Operations” section in future filings, a discussion of how management analyze its operating results, including:

•	the factors you consider in determining the prices for your various services;

•	how you determine the proper cost structure for your various businesses to support your products and services; and

•	how you manage the overall profitability of your business.

BlackRock competes for investment advisory and risk management assignments from a broad range of investors worldwide. The markets served by the Company are relatively mature and pricing for each product or service is determined by competitive forces, as well as overall customer relationships. Our mutual fund fees are evaluated annually by each fund’s board of trustees based on industry benchmarks and other factors. Other products, such as those sponsored by BlackRock Solutions, are negotiated with each customer.

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

Profitability is measured and monitored monthly for the firm as a whole, and is considered relative to the firm’s strategic objectives and the need to make investments in new products and services and to expand the Company’s footprint. Additional performance metrics are monitored regularly, including detailed analyses of net new business flows and revenues by product, client geography and client segment, and department level expenses to ensure manager accountability.

Note 6, Derivative Instruments, page F-29

21.	We refer to your response to comment 84 in which you state the Pillars Synthetic CDO contract is accounted for as a derivative, with changes in its fair value reflected in the income statement, but the related credit default swap is not classified as an accounting hedge. In this regard, please disclose in future filings why the credit default swaps do not qualify for accounting hedge treatment and state how they are recorded in the income statement in accordance with paragraph 18.a of SFAS 133.

We note the Staff’s comment, and the Company will disclose such information in future filings where the Pillars Synthetic CDO transaction is discussed.

Exhibit 8.1

22.	Please revise to state that the discussion beginning on page 55 of the disclosure is counsel’s opinion, not merely that it is a fair and accurate summary of federal tax law.

The disclosure on page 60 has been revised to state that it constitutes a summary of the opinion of Skadden Arps as to the anticipated material U.S. federal income tax consequences of the exchange of BlackRock common stock for New BlackRock common stock pursuant to the merger. The Exhibit 8 opinion has also been revised to state the opinion referenced in the disclosure.

23.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

The opinion has been revised in response to the Staff’s Comment.

*    *    *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please contact the undersigned at (212) 735-2790 should you require further information or have any questions concerning this filing.

Mr. Mark Webb

United States Securities and Exchange Commission

August 9, 2006

Sincerely,

/s/ Richard T. Prins
Richard T. Prins

cc:	Robert P. Connolly, Esq.

New BlackRock, Inc.

40 East 42nd Street

New York, NY 10022